UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER'S TERMINATION OF REGISTRATION OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR ITS TERMINATION OF THE DUTY TO FILE REPORTS UNDER SECTION 13(a) OR SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number	333-145838
TAM S.A.
(Exact name of registrant as specified in its charter)
TAM Capital Inc. TAM Linhas Aéreas S.A.
(Additional registrants)
Av. Jurandir, 856, Lote 4, 1° andar, 04072‑000, São Paulo, SP, Federative Republic of Brazil, +55 11 5582 9715
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
7.375% Senior Guaranteed Notes Due 2017
(Title of each class of securities covered by this Form)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12h-6(a) ☐ (for equity securities)	Rule 12h-6(d) ☐ (for successor registrants)
Rule 12h-6(c) ☒ (for debt securities)	Rule 12h-6(i) ☐ (for prior Form 15 filers)

PART I

Item 1.  Exchange Act Reporting History

A. TAM S.A., a sociedade anônima organized under the laws of Brazil ("TAM"), first became subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, (the "Exchange Act") on March 15, 2006, the date on which its Registration Statement No. 333-131938 (the "Registration Statement") under the Securities Act of 1933, as amended, (the "Securities Act")  was declared effective.

On August 28, 2012, TAM, TAM Linhas Aéreas S.A. and TAM Capital Inc. filed a Form 15 with the Securities and Exchange Commission (the "Commission") pursuant to which reporting obligations under the Exchange Act were suspended for the following securities:

(i)            preferred shares, without par value, and American Depositary Shares (as evidenced by American Depositary Receipts) each representing one preferred share, in respect of which TAM was the registratant;

(ii)           U.S.$300,000,000 7.375% Senior Guaranteed Notes due 2017 (the "Notes"), in respect of which TAM Capital Inc. is the issuer and TAM and TAM Linhas Aéreas S.A. provide unconditional joint and several guarantees; and

(iii)          American Depositary Shares (as evidenced by American Depositary Receipts) each representing one common share, without par value, in respect of which TAM was the registrant.

B. TAM has filed or submitted all reports required under sections 13(a) or 15(d) of the Exchange Act and the corresponding rules of the Commission  for the 12 months preceding the filing of this Form 15F and has filed at least one annual report under section 13(a).

Item 2.  Recent United States Market Activity

A. On November 5, 2007, TAM, TAM Linhas Aéreas S.A. and TAM Capital Inc. filed with the Commission under the Registration Statement No. 333-145838 a prospectus pursuant to Rule 424(b)(3) of the Securities Act relating to a registered offering of the Notes, in exchange for substantially identical outstanding debt securities that had been initially offered in a transaction exempt from the registration requirements of the Securities Act.

Item 3.  Foreign Listing and Primary Trading Market

A. The Notes are listed on the Official List of the Luxembourg Stock Exchange, and the Euro MTF market of the Luxembourg Stock Exchange is the primary trading market for the Notes.

                B. The date of the initial listing of the Notes by TAM on the Luxembourg Stock Exchange was November 5, 2007. TAM has maintained a listing of the Notes on the Luxembourg Stock Exchange for at least the 12 months preceding the filing of this Form 15F.

C. Unknown.

Item 4. Comparative Trading Volume Data

Inapplicable.

Item 5. Alternative Record Holder Information

Inapplicable.

Item 6. Debt Securities

As of September 21, 2012, the number of United States resident holders of the Notes was 146.

TAM has relied upon the assistance of King Worldwide Investor Relations to determine the number of United States resident holders of the Notes.

Item 7. Notice Requirement

A.  TAM published a notice as required by Rule 12h-6(h), disclosing the intent to terminate its duty to file reports under section 15(d) of the Exchange Act in a press release dated January 11, 2013.  A copy of the press release is attached as Exhibit 99.1 to this Form 15F.

B.  TAM provided the press release to PR Newswire, which disseminated the notice in United States on January 11, 2013.

Item 8. Prior Form 15 Filers

Inapplicable.

PART II

Item 9. Rule 12g3-2(b) Exemption

Inapplicable.

PART III

Item 10. Exhibits

Attached hereto as Exhibit 99.1 is a copy of the press release, dated January 11, 2013, referred to in the answer to Item 7.

Item 11.  Undertakings

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

(1)  the average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12−month period that the issuer used for purposes of Rule 12h−6(a)(4)(i);

(2)  its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide; or

(3)  it otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h‑6.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, TAM S.A. has duly authorized the undersigned persons to sign on its behalf this certification on Form 15F.  In so doing, TAM S.A. certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating the registration under section 12(g) of the Exchange Act, or its duty to file reports under section 13(a) or section 15(d) of the Exchange Act, or both.

TAM S.A.

Date: January 11, 2013

By: /S/ Ruy Antonio M. Amparo Name: Ruy Antonio M. Amparo Title: Vice - President	By: /S/ Daniel Levy Name: Daniel Levy Title: Vice - President

Pursuant to the requirements of the Securities Exchange Act of 1934, the undersigned additional registrants have each duly authorized the undersigned persons to sign on their respective behalf this certification on Form 15F. In so doing, each of the undersigned additional registrants certifies that, as represented on this Form, they have complied with all of the conditions set forth in Rule 12h-6 for terminating their respective registration under section 12(g) of the Exchange Act, or their respective duty to file reports under section 13(a) or section 15(d) of the Exchange Act, or both.

TAM CAPITAL INC.

Date: January 11, 2013

By: /S/ Euzebio Angelotti Neto Name: Euzebio Angelotti Neto Title: Officer	By: /S/ Egberto Vieira Lima Name: Egberto Vieira Lima Title: Officer

TAM LINHAS AEREAS S.A.

Date: January 11, 2013

By: /S/ Ruy Antonio M. Amparo Name: Ruy Antonio M. Amparo Title: Vice - President	By: /S/ Daniel Levy Name: Daniel Levy Title: Vice - President

PRESS RELEASE

TAM ANNOUNCES INTENTION TO TERMINATE REPORTING OBLIGATIONS WITH RESPECT TO ITS SENIOR NOTES DUE 2017

São Paulo, January 11, 2013.          TAM Capital Inc. (the "Issuer"), TAM S.A. ("TAM") and TAM Linhas Aéreas S.A. ("TLA," and together with TAM, the "Guarantors") announced today that they intend to terminate their reporting obligations under section 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), with respect to the 7.375% Senior Guaranteed Notes Due 2017 (the "Notes").

The decision to terminate reporting obligations under the Exchange Act in relation to the Notes was made as a result of TAM's combination with LAN Airlines to create LATAM Airlines Group S.A. which was completed on June 22, 2012.  As a result of that combination: (i) on July 18, 2012 TAM's registration as a public company with the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários - CVM) was canceled, (ii) on August 3, 2012 TAM's American Depositary Shares (each representing one preferred share) were delisted from The New York Stock Exchange, and (iii) on August 28, 2012, TAM, TLA and the Issuer filed a Form 15 with the United States Securities and Exchange Commission (the "SEC") suspending applicable reporting obligations under the Exchange Act in relation to TAM's preferred shares, American Depositary Shares (each representing one preferred share), American Depositary Shares (each representing one common share of TAM) and the Notes.

TAM now intends to permanently terminate all reporting obligations in relation to the Notes.  Pursuant to Rule 12h−6 under the Exchange Act, the SEC permits a foreign private issuer to terminate its reporting obligations under section 15(d) of the Exchange Act with respect to a class of securities. The Issuer and the Guarantors filed a Form 15F with the SEC today to terminate their reporting obligations with respect to the Notes. The termination will become effective 90 days after the filing, unless the Form 15F is earlier withdrawn by the Issuer and the Guarantors or denied by the SEC.

For any enquiries please contact:

Deborah Soares
Deborah.Soares@tam.com.br
+ 55 11 5582-8774

Anand Saha
Clifford Chance US LLP
+ 1 212 878 8000